 Exhibit 99.2

ALEXCO RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisitions and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent registered public accounting firm.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2018.

“Clynton R. Nauman” (signed)	“Michael Clark” (signed)
Clynton R. Nauman Chairman and Chief Executive Officer March 13, 2019	Michael Clark Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alexco Resource Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alexco Resource Corp. and its subsidiaries, (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 and 6 to the consolidated financial statements, the Company changed the manner in which it accounts for exploration and evaluation assets in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada

March 13, 2019

We have served as the Company's auditor since 2005.

ALEXCO RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2018

(expressed in thousands of Canadian dollars)	Note	December 31 2018	December 31 2017 (restated - note 6)	January 1 2017 (restated - note 6)

Current Assets
Cash and cash equivalents	8	$8,576	$17,906	$20,382
Accounts and other receivables	9	6,811	2,086	2,938
Restricted cash and deposits	10	-	499	-
Investments	11	351	728	1,691
Inventories	12	818	646	151
Prepaid expenses and other		878	538	401
		17,434	22,403	25,563

Non-Current Assets
Restricted cash and deposits	10	2,725	6,593	6,948
Investments	11	409	1,027	-
Inventories	12	4,699	4,743	5,110
Property, plant and equipment	13	15,233	16,256	16,250
Mineral properties	14	82,226	64,587	55,620
Embedded derivative asset	15	9,671	6,600	-
Intangible assets and other		621	115	195

Total Assets		$133,018	$122,324	$109,686

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	16	$7,210	$3,601	$1,832
Environmental services contract loss provision		36	126	277
Deferred revenue		109	196	337
Flow-through share premium pending renunciation		649	276	-
		8,004	4,199	2,446
Non-Current Liabilities
Decommissioning and rehabilitation provision	18	5,286	5,055	4,955
Deferred income tax liabilities	24	3,098	614	-

Total Liabilities		16,388	9,868	7,401

Shareholders' Equity		116,630	112,456	102,285

Total Liabilities and Shareholders' Equity		$133,018	$122,324	$109,686

COMMITMENTS	30

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”

(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars, except per share and share amounts)	Note	2018	2017 (restated - note 6)

Revenues
Environmental Services Revenue	20	19,880	10,732

Cost of Sales
Environmental Services Costs		13,828	6,732

Total Gross Profit		6,052	4,000

General and administrative expenses	21	12,170	10,942
Mine site care and maintenance	22	2,603	1,888
		14,773	12,830

Operating Loss		(8,721)	(8,830)

Other Income (Expenses)
Other income and expenses	23	(772)	1,148
Gain (loss) on investments	11	(572)	1,341
Gain on embedded derivative	16	3,071	-

Loss Before Taxes		(6,994)	(6,341)

Income Tax Provision
Current	24	3	-
Deferred	24	1,504	1,472

Net Loss		(8,501)	(7,813)

Other Comprehensive Income (Loss)
Gain (loss) on FVTOCI investments, net of tax		(798)	253
Items that may be reclassified subsequently to net loss
Cumulative translation adjustments, net of tax		213	(564)
Recycle of loss on previously recorded available-for-sale to income, net of tax		-	(356)
Other Comprehensive Loss		(585)	(667)

Total Comprehensive Loss		$(9,086)	$(8,480)

Basic and diluted loss per common share		$(0.08)	$(0.09)

Weighted average number of common shares outstanding		105,034,345	98,486,437

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

		2017
(expressed in thousands of Canadian dollars)	2018	(restated-note 6)

Cash Flows used in Operating Activities
Net loss	$(8,501)	$(7,813)
Items not affecting cash from operations:
Environmental services contract loss provision	(90)	(152)
Depreciation of property, plant and equipment	1,601	1,723
Amortization of intangible assets	51	76
Share-based compensation expense	2,580	2,359
Finance costs, foreign exchange and other	(2,799)	(1,418)
Realized gain on disposition of investments	-	(1,204)
Unrealized loss (gain) on investments	573	(632)
Advisory fees paid in shares	-	500
Deferred income tax provision	1,504	1,472
Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	(4,107)	849
Increase in inventories	(26)	(129)
(Increase) decrease in prepaid expenses and other current assets	650	(140)
Decrease in deferred revenue	(88)	(142)
Increase in accounts payable and accrued liabilities	3,162	597

	(5,490)	(4,054)

Cash Flows (used in) from Investing Activities
Expenditures on mineral properties	(17,115)	(7,155)
Purchase or disposal of property, plant and equipment	(486)	(1,982)
Decrease in restricted cash	4,383	(195)
Acquisition of subsidiary	(536)	-
Purchase (disposal) of investments	(407)	2,003

	(14,161)	(7,329)

Cash Flows from (used in) Financing Activities
Proceeds from issuance of shares	9,042	9,043
Issuance costs	(966)	(716)
Proceeds from exercise of warrants	2,027	418
Proceeds from exercise of stock options	218	162

	10,321	8,907

Decrease in Cash and Cash Equivalents	(9,330)	(2,476)
Cash and Cash Equivalents - Beginning of Year	17,906	20,382

Cash and Cash Equivalents - End of Year	$8,576	$17,906

SUPPLEMENTAL CASH FLOW INFORMATION (see note 27)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

				Share			Accumulated Other
	Common Shares			Options	Contributed	Accumulated	Comprehensive
(expressed in thousands of Canadian dollars)	Number of Shares	Amount	Warrants	and RSU's	Surplus	Deficit	Loss	Total

Balance - December 31, 2017 (restated - note 6)	101,280,850	$202,389	$2,092	$6,660	$15,743	$(113,297)	$(1,131)	$112,456

Net loss	-	-	-	-	-	(8,501)	-	(8,501)
Other comprehensive loss	-	-	-	-	-	-	(585)	(585)
Share-based compensation expense recognized	-	-	-	2,947	-	-	-	2,947
Flow-through shares equity offering, net of issuance costs and tax	4,703,000	6,701	-	-	-	-	-	6,701
Credit Facility fee - warrants	-	-	938	-	-	-	-	938
Acquistion of Contango Strategies	237,999	416	-	-	-	-	-	416
Exercise of share options	281,666	323	-	(106)	-	-	-	217
Exercise of warrants	1,167,351	2,563	(536)	-	-	-	-	2,027
Shares issued on Option Agreement	10,000	14						14
Share options forfeited or expired	-	-	-	(3,163)	3,163	-	-	-
Release of RSU settlement shares	318,036	497	-	(497)	-	-	-	-

Balance - December 31, 2018	107,998,902	$212,903	$2,494	$5,841	$18,906	$(121,798)	$(1,716)	$116,630

Balance - December 31, 2016 (restated - note 6)	92,950,194	$186,952	$2,134	$7,216	$12,880	$(105,483)	$(464)	$103,235

Net loss	-	-	-	-	-	(7,813)	-	(7,813)
Other comprehensive income	-	-	-	-	-	-	(667)	(667)
Equity offering, net of issuance costs	4,205,820	7,222	72	-	-	-	-	7,294
Shares issued - advisory fees	250,000	500	-	-	-	-	-	500
Shares issued - consideration for Wheaton	3,000,000	6,600	-	-	-	-	-	6,600
Share-based compensation expense recognized	-	-	-	2,728	-	-	-	2,728
Exercise of share options	126,340	240	-	(78)	-	-	-	162
Exercise of warrants	458,878	531	(114)	-	-	-	-	417
Share options forfeited or expired	-	-	-	(2,863)	2,863	-	-	-
Release of RSU settlement shares	289,618	343	-	(343)	-	-	-	-
Balance - December 31, 2017 (restated - note 6)	101,280,850	202,388	2,092	6,660	15,743	(113,296)	(1,131)	112,456

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprising mineral exploration and mine development in Yukon Territory; and through Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, primarily in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral resources or reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. The carrying amounts of mineral properties are based on a disposal of part of a mineral property interest, costs incurred to date, adjusted for depletion and impairments and do not necessarily represent present or future values.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and were approved for issue by the Board of Directors on March 13, 2019.

These consolidated financial statements have been prepared under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a)	Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp., Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Alexco Environmental Group Inc., Alexco Environmental Group Holdings Inc., Alexco Water and Environment Inc. (“AWE”) and Contango Strategies Ltd. During the period January 1, 2017 through December 28, 2017, the date of the sale, amounts from Alexco Environmental (US) Group Inc. (“AEG US”) and Alexco Financial Guarantee Corp. (“AFGC”) (together referred to as “AEG US Group”) were consolidated by the Corporation. All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash and they are redeemable thereafter until maturity for invested value plus accrued interest.

(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write-down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.

(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Leasehold improvements & Other	Over the term of lease, and 2 – 5 years straight-line
Roads, Camp and other site infrastructure	5 -10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation has elected to follow a policy of applying the proceeds received from the silver streaming arrangement with Wheaton Precious Metals (“Wheaton”) explained further in Note 15, as a credit to the carrying value of the Exploration and Evaluation Property. Accordingly, this has been applied retrospectively and the initial deposit has been applied as an offset against the mineral interest asset, with the cumulative catch up adjustment in the amount of $12,396,000 recognized in January 1, 2017 opening retained earnings (Note 6).

At each reporting date, exploration and evaluation assets are evaluated and may be classified as mining operations assets upon achieving technical feasibility and determination of commercial viability.

Mining Operations Properties

Mining operations properties are recorded at cost on a property-by-property basis. The recorded cost of mining operations properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.

Depletion of mining operations properties is calculated on the units-of-production basis using estimated mine plan resources, such resources being those defined in the mine plan on which the applicable mining activity is based. The mine plan resources for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives.

(g)	Impairment of Non-Current Non-Financial Assets

The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and finite-life intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less cost of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash-generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a cash generating unit (“CGU”) for impairment assessment purposes. “Fair value less cost of disposal” is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit.

(h)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

(i)	Revenue Recognition

Revenue from environmental services are recognized upon the transfer of promised services or goods based on the output appropriate to the particular service contract and when a customer has the ability to direct the use and obtain the benefits from the service or good. The Corporation provides environmental services related to permitting and remediation activities, generally in the mining industry, as well provide engineering, design, construction and operational services related to water treatment systems. The Corporation identifies the performance obligations in the contract, and the obligations are measured by reference to the transaction price. The transaction price is established in the agreement as either a fixed price or rate per hour. If the contract has multiple performance obligations, the Corporation will assign the transaction price to the various performance obligations. The stand-alone selling price for services identified within the contract are determined based on detailed billing schedules included within the underlying contract with the customer or based on comparable projects where relevant. Generally, performance obligations for environmental services are satisfied over time as the service is provided. Revenue is recognized using the input method with the inputs being costs incurred on related projects. The general payment terms are 30 to 60 days once the performance obligations have been satisfied. Typical payments are received 30 days after the invoice has been received by the client.

Management will assess and use significant judgement to determine whether the Corporation has promised to provide the specified good and service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). In those arrangements where the Corporation obtains control of the specified good or service before they are transferred to the customer, they will be deemed to act as a principal. In those arrangements were the Corporation is deemed to be the principal, the Corporation will recognize as revenue the “gross” amount paid by the customer for the specified good or service. If the Corporation acts an agent, it will record revenue as the net consideration that it retains for the specified good or service that was provided to the customer.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(j)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

(k)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.

(l)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(m)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(n)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than AWE is the Canadian dollar, while the functional currency of AWE is the United States dollar. The financial statements of AWE are translated into the Canadian dollar presentation currency using the current rate method as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(o)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(p)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to the relevant contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

The Corporation classifies the financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

(i)	Classification

The Corporation determines the classification of financial instruments at initial recognition.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Financial assets

a)	Debt - The classification of debt instruments is driven by the Corporation’s business model for managing the financial assets and the relevant contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest.

b)	Equity - On the day of acquisition the Corporation may make an irrevocable election (on an instrument-by- instrument basis) to designate them as at FVTOCI. Investments in common shares are held for longterm strategic purposes and not for trading. Upon the adoption of IFRS 9, the Company made an irrevocable election to designate these investments as FVTOCI in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in net income.

Financial liabilities

Financial liabilities are measured at amortized cost; unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Corporation has opted to measure at FVTPL.

(ii)	Measurement

Financial assets and liabilities at FVTPL

Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of income (loss) in the period in which they occur. Where the Corporation has opted to designate a financial liability at FVTPL, any changes associated with our own credit risk will be recognized in Other Comprehensive Income (“OCI”).

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, the investments are measured at fair value, with gains and losses arising from changes from initial recognition recognized in OCI.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently carried at amortized cost adjusted by any impairment.

Derivative financial instruments

When the Corporation enters into derivative contracts, these are intended to reduce the exposures related to assets and liabilities, or forecast transactions. Derivatives are classified as FVTPL.

Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to the host contracts. However, the classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract.

(iii)	Impairment of financial assets

Impairment of financial assets at amortized cost

The Corporation recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation is applying the simplified method for trade receivables and is calculating expected credit losses at an amount equal to the lifetime expected credit loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

(iv)	Derecognition

Derecognition of financial assets and liabilities

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively. Gains or losses on equity financial assets designated as FVTOCI remain within accumulated OCI.

(v)	Fair value of financial instruments

The fair values of quoted investments are based on current prices. If the market for a financial asset is not active, the Corporation establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.

(q)	Fair Value Measurement

Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Fair values are determined from inputs that are classified within the fair value hierarchy defined under IFRS as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are unobservable

(r)	Goodwill

The Corporation recognizes goodwill relating to a business combination when the total purchase price exceeds the fair value of the identifiable assets and liabilities of the acquired business. Goodwill is tested annually for impairment of when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in value, there is no reversal of previous impairments of Goodwill.

4.	New and Revised Accounting Standards

New accounting standard not yet effective

A new standard has been issued and is relevant to the Corporation but is not yet effective and therefore not reflected in these consolidated financial statements:

IFRS 16 relates to accounting for leases and lease obligations. It replaces the existing lease guidance in IAS 17, Leases. The purpose of the new standard is to report all leases on the statement of financial position and to define how leases and lease obligations are measured. IFRS 16 is effective from January 1, 2019 and must be applied retrospectively, subject to certain practical expedients, using either a full retrospective approach or modified retrospective approach.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation is currently involved in various lease obligations as part of its normal course of business. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees. All leases will be recorded on the statement of financial position, except short-term leases and low-value leases. This is expected to result in a material increase in both rights of use assets and lease liabilities upon adoption of the standard, and changes to the timing of recognition and classification of expenses associated to such lease arrangements. The Corporation anticipates an increase in cash flow from operating activities as lease payments will be recorded as financing outflows in the statement of cash flows. The Corporation also anticipates an increase in depreciation and finance expenses and a decrease in operating expenses.

The Corporation plans to adopt the modified retrospective approach and not restate balances for the comparative period. On initial adoption, the Corporation has elected to use the following practical expedients permitted under the standard:

•	Apply a single discount rate to a portfolio of leases with similar characteristics;

•	Account for leases with a remaining term of less than twelve (12) months as at January 1, 2019 as short-term leases; and

•	Account for lease payments as an expense and not recognize a right-of-use (“ROU”) asset if the underlying asset is of low dollar value.

On adoption of IFRS 16, the Corporation will recognize lease liabilities in relation to leases under the principles of the new standard measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or the Corporation’s incremental borrowing rate as at January 1, 2019. The associated ROU assets will be measured at the amount equal to the lease liability on January 1, 2019. The Corporation has completed its review of all existing operating leases and service contracts to identify contracts in scope for IFRS 16 and assessed contracts for embedded leases. Adoption of the new standard is expected to result in the recognition of additional lease liabilities and ROU assets of approximately $1,000,000 each.

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

5.	Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Actual outcomes can differ from these estimates.

The most significant judgments and estimates made by management in preparing the Corporation’s financial statements are described as follows:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

•	Impairment and Impairment Reversals of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Management has assessed indicators of impairment and impairment reversals on the Corporation’s non-current non-financial assets and has concluded that no impairment or impairment reversal indicators exists as of December 31, 2018.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

•	Mineral Properties - Silver Stream Arrangement

Upon entering into a long-term streaming arrangement linked to production at operations, Management’s judgment was required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of the arrangement to determine whether we have disposed of an interest in the reserves and resources of the operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

•	Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 15 for further details on the methods and assumptions associated with the measurement of the embedded derivative within the Silver Streaming Interest. Management has applied judgement in concluding that the completion test as discussed in Note 15 will be met prior to December 31, 2020 or extended to a later date, therefore the capacity related refund is not likely to be owed to Wheaton Precious Metals Corp.

6.	Impacts of Change in Accounting Policy and Adoption of New IFRS Pronouncements

The Corporation has adopted the new IFRS pronouncements listed below as at January 1, 2018, in accordance with the transitional provisions outlined in the respective standards and described below. In light of the changes to the revenue standard to IFRS 15, management has changed their treatment under IFRS 6 for the partial distribution of the mineral interest.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Adjustments to Consolidated Financial Statements

The table below summarizes the adjustments to previously reported figures related to the policy change pertaining to IFRS 6, which is more fully described below:

Adjustments to Condensed Consolidated Balance Sheets

	December 31 2017	January 1 2017

Equity before accounting changes	$100,060	$90,673
Adjustments to equity relating to:
Property plant and equipment	2,117	2,283
Mineral properties	(10,229)	(10,229)
Deferred income tax liabilities	2,390	1,440
Silver streaming interest	18,118	18,118

Equity after accounting changes	$112,456	$102,285

Adjustments to Condensed Consolidated Statements of Loss and Comprehensive Loss

	Year ended December 31 2017	Year ended January 1 2017

Loss before accounting changes	$(7,648)	$(4,359)
Adjustments to loss relating to:
Depreciation and amortization	(165)	(165)

Loss after accounting changes	$(7,813)	$(4,524)

Loss per share before accounting changes:
Basic and diluted	$(0.08)	$(0.04)
Loss per share after accounting changes:
Basic and diluted	$(0.09)	$(0.05)

The Corporation has assessed the impact of IFRS 15 on its silver streaming arrangement with Wheaton, as described in Note 15.  At the date the initial transaction was completed, the Corporation determined that the contract was a disposal of part of a mineral interest and a related contract to provide extraction services.  Under its existing policy, the Corporation applies the provisions of IFRS 6, which allows for an accounting policy choice to either apply the proceeds received as a credit to the carrying value of the exploration and evaluation (“E&E”) asset, or account for the transaction as a partial sale, with deferral of the gain, to be recognized on a units-of-production sold basis. Upon the effective date of IFRS 15, the Corporation will continue to apply IFRS 6 guidance for the partial sale of the mineral interest, but has elected to change the policy to apply the proceeds received as a credit to the carrying value of the E&E asset. Management believes this approach to be more relevant and reliable.

Specifically, the USD $50,000,000 initial deposit recorded as consideration was applied against the carrying value of the mineral interest, with a gain being recognized to the extent that the value of the consideration exceeds the value of the mineral interest.

Overview of Changes to IFRS

The Corporation adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a modified retrospective approach in restating our prior period financial information.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. Management’s primary focus was evaluating contracts under our Environmental Services business, as this is currently the Corporation’s primary source of revenue. Based on this analysis, the Corporation does not have significant changes to the timing and amount of its revenue recognition related to environmental services under IFRS 15, as the majority of its contracts contain a series of same or similar performance obligations. Consequently, consistent with the Corporation’s existing policy, revenue is recognized “over time”, as the services are provided.

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in OCI rather than in net earnings. There was no change in the carrying amounts on the basis of their measurement categories or a measurement attribute on transition. The Corporation has made the irrevocable classification choice to record fair value changes on its equity investments in OCI (Note 24). This election resulted in a nil reclassification from the Corporation’s retained earnings to AOCI, on January 1, 2018.

Credit risk arises from cash and cash equivalents and trade receivables. While the Corporation is exposed to credit losses due to the non-performance of its counterparties, there are no significant concentrations of credit risk and the Corporation does not consider this to be a material risk. The Corporations customers with whom the current business operations are with include government bodies and reputable businesses.

The Corporation has implemented a process for managing expected credit loss provisions related to trade receivables going forward under IFRS 9. For its trade receivables, the Corporation applies the simplified approach for determining expected credit losses, which require the Corporation to determine the lifetime, expected losses for all its trade receivables. The expected lifetime credit loss provision for its trade receivables is based on historical counterparty default rates and adjusted for relevant forward looking information, when required. Because of factors including that the majority of its customers are considered to have low default risk and the Corporation does not extend credit to customers with a high default risk, the historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2018. Accordingly, the Corporation did not record any adjustment relating to the implementation of the expected credit loss model for its trade receivables.

The Corporation has assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

	Original classification IAS 39	New classification IFRS 9
Financial Assets
Cash and cash equivalents	Amortized cost	Amortized cost
Short-term deposits	Amortized cost	Amortized cost
Equity securities	Available-for-sale	FVTOCI
Warrants	FVTPL	FVTPL
Trade accounts receivable	Amortized cost	Amortized cost
Other receivables	Amortized cost	Amortized cost
Derivative assets	FVTPL	FVTPL
Restricted cash	Amortized cost	Amortized cost

Financial Liabilities
Trade and other payables	Amortized cost	Amortized cost
Derivative liabilities	FVTPL	FVTPL

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Acquisition of Contango Strategies Ltd.

On June 15, 2018 the Corporation’s wholly owned subsidiary, AEG, completed the acquisition of Contango Strategies Ltd. (“Contango”), a private Corporation based in Saskatoon, Saskatchewan. The acquisition of Contango is considered a business combination under IFRS 3.

Contango has developed technologies beneficial to the Corporation with synergies formed that will allow the Corporation to pursue new opportunities. AEG acquired 100% of the outstanding common shares of Contango in exchange for consideration of $1,388,000 comprising $971,600 in cash and 237,999 common shares of Alexco at a value of $416,400. The common shares were valued at $1.75 per share reflecting the market price on the date of issuance. Settlement of the consideration is in two tranches with $1,018,000 (comprising $601,600 in cash and $416,400 in Alexco common shares) having been paid on closing with the remaining $370,000 cash payment to be made on the first anniversary of the closing of the transaction. The acquisition includes all of Contango’s operations including $450,000 in working capital and property, plant and equipment.

Acquisition related costs in the amount of $28,000 were incurred and have been recognized as an expense in the consolidated statement of loss, as part of other expenses.

Goodwill of $550,000 is recognized and is primarily related to growth expectation, expected future profitability and the substantial skill and expertise of Contango’s employees. Goodwill is reflected on the Balance Sheet under intangible assets and is not expected to be deductible for tax purposes.

The allocation of the purchase price is preliminary and may vary based upon the completion of additional valuation procedures and finalization of working capital adjustments pursuant to the purchase agreement.

The date of the acquisition for accounting purposes is June 15, 2018 being the closing date of the share purchase agreement and the date the consideration was settled. The preliminary allocation of the purchase price of Contango based on management’s estimate of fair values is as follows:

Fair value of consideration
Amount settled in cash	$602
Fair value of common shares issued	416
Fair value of cash to be settled in one year	370
Total fair value of consideration	$1,388

Fair value of identifiable assets acquired and liabilities assumed from Contango:
Cash and cash equivalents	66
Accounts and other receivables	618
Inventory	102
Prepaid expenses	54
Property, plant and equipment	333
Accounts payable and accrued liabilities	(335)
Net identifiable assets acquired and liabilities assumed	$838

Goodwill on acquisition	$550

Net cash outflow on acquisition	$536

Acquisition costs charged to expenses	$28

Below is a proforma summary of the revenues, cost of sales and net income (loss) incurred by Contango for the period January 1, 2018 to June 14, 2018 combined with the revenue, cost of sales and net loss for Alexco for the year ended December 31, 2018. Revenue since the date of acquisition was $1.4 million:

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Contango Strategies Ltd.	Alexco Resource Corp.	Proforma Combined Entities

Selected Financial Information	For the period January 1, 2018 to June 14, 2018	For the year ended December 31, 2018	For the year ended December 31, 2018

Environmental services revenue	$1,162	$19,880	$21,042

Costs of sales and other expenses	1,026	28,381	29,407

Net income (loss)	$136	$(8,501)	$(8,365)

8.	Cash and Cash Equivalents

	December 31 2018	December 31 2017

Cash at bank and on hand	$3,629	$6,019
Short-term bank deposits	4,947	11,887

	$8,576	$17,906

9.	Accounts and Other Receivables

	December 31 2018	December 31 2017

Trade receivables [1]	$6,689	$1,988
Interest and other	122	98

	$6,811	$2,086

1.	Trade receivables are derived primarily from the environmental consulting business (AEG).

10.	Restricted Cash and Deposits

	December 31 2018	December 31 2017

Security for decommissioning obligations	$2,569	$6,507
Security for remediation services agreement	-	499
Other	156	86

Restricted cash and deposits	2,725	7,092

Less: current portion	-	499

	$2,725	$6,593

Security for decommissioning obligations of $2,569,000 as at December 31, 2018 (December 31, 2017 - $6,507,000) includes cash collateral and a surety bond representing security for future reclamation and closure activities for the Bellekeno, Bermingham, Flame & Moth, Lucky Queen and Onek deposits. During the second quarter of 2018, security in the amount of $6,305,000 was replaced with a surety bond collateralized with $2,364,191, with the balance of $3,940,809 being reclassified as unrestricted cash and cash equivalents. The remaining security under a remediation services agreement was released back to the Corporation in the amount of $499,000 (US$398,000) in 2018 as the Corporation had satisfied the requirements under that agreement.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

11.	Investments

	December 31 2018	December 31 2017

Common shares held	$736	$673
Warrants held	24	1,082

Investments	760	1,755
Less: current portion	351	728

	$409	$1,027

As of December 31, 2018, the Corporation held 8,736,644 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2017 – 4,775,000) and 1,320,500 common shares of Golden Predator Mining Corp. (“Golden Predator”) (December 31, 2017 – 300,000). As of December 31, 2018, the Corporation also held 6,155,822 warrants of Banyan (December 31, 2017 – 4,375,000) with an exercise price ranging from $0.115 to $0.15 and 300,000 warrants of Golden Predator (December 31, 2017 – 1,425,000) with an exercise price of $1.00 per share.

During the year ended December 31, 2018, the Corporation recorded a pre-tax loss on investments in the amount of the $572,000 (2017 – pre tax gain of $1,341,000). The loss on investments for the year ended December 31, 2018 consisted of a fair value measurement adjustment on warrants held in Banyan and Golden Predator, through the statement of loss. During the year, the Corporation also recorded in other comprehensive income a fair value adjustment loss adjustment, net of tax of $798,000 (2017 – fair value gain adjustment of $253,000) on common shares held in Banyan and Golden Predator.

12.	Inventories

	December 31 2018	December 31 2017
Ore in stockpiles and mill supplies	$4,699	$4,743
Materials and supplies	818	646

Inventory	5,517	5,389

Less: current portion	818	646

	$4,699	$4,743

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

13.	Property, Plant and Equipment

Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2017 (restated – note 6)	$1,709	$5,343	$22,749	$8,475	$1,335	$39,611
Additions (includes business combinations)	-	226	-	837	168	1,231
Decommission change in estimate	-	-	85	-	-	85

December 31, 2018	$1,709	$5,569	$22,834	$9,312	$1,503	$40,927

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2017 (restated – note 6)	$351	$4,692	$10,270	$6,767	$1,275	$23,355
Depreciation (includes business combinations)	78	177	1,178	766	140	2,339
Disposal	-	-	-	-	-	-

December 31, 2018	$429	$4,869	$11,448	$7,533	$1,415	$25,694

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2017 (restated – note 6)	$1,358	$651	$12,479	$1,708	$60	$16,256

December 31, 2018	$1,280	$700	$11,386	$1,779	$88	$15,233

During the year ended December 31, 2018, the Corporation recorded total depreciation of property, plant and equipment of $2,339,000 (2017 – $1,993,000) of which $1,964,000 (2017 – $1,728,000) has been charged to income with $85,000 (2017 – $142,000) recorded in environmental services cost of sales and $1,879,000 (2017 – $1,586,000) reflected under general expenses and mine site care and maintenance.

Of the depreciation recorded for the year ended December 31, 2018, $375,000 (2017 – $265,000) were related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Mineral Properties

	December 31 2017 (restated – note 6)	Expenditures Incurred	December 31 2018

Mineral Properties
Keno Hill District Properties
Bellekeno	$6,885	$238	$7,123
Lucky Queen	693	131	824
Onek	1,034	31	1,065
McQuesten[i]	1,997	-	1,997
Silver King	4,464	-	4,464
Flame & Moth	22,455	5,856	28,311
Bermingham	23,376	8,708	32,084
Elsa Tailings	884	-	884
Other Keno Hill Properties	2,799	2,675	5,474

Total	$64,587	$17,639	$82,226

	December 31 2016 (restated – note 6)	Expenditures Incurred	December 31 2017 (restated - note 6)

Mineral Properties
Keno Hill District Properties
Bellekeno	$6,809	$76	$6,885
Lucky Queen	563	130	693
Onek	1,018	16	1,034
McQuesten[i]	1,924	73	1,997
Silver King	4,464	-	4,464
Flame & Moth	21,966	489	22,455
Bermingham	15,193	8,183	23,376
Elsa Tailings	884	-	884
Other Keno Hill Properties	2,799	-	2,799

Total	$55,620	$8,967	$64,587

(i)	Effective May 24, 2017, the Corporation entered into an Option Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% the McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum $2,600,000 in exploration expenditures ($717,000 incurred to December 31, 2018), issue 1,600,000 shares (800,000 shares received to December 31, 2018), pay a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver.

	Mining Operations Properties	Exploration and Evaluation Properties	Total

December 31, 2018
Cost	$99,472	$73,213	$172,685
Accumulated depletion and write-downs	(90,459)	-	(90,459)
Net book value	$9,013	$73,213	$82,226

December 31, 2017 (restated – note 6)
Cost	$99,071	$55,975	$155,046
Accumulated depletion and write-downs	(90,459)	-	(90,459)
Net book value	$8,612	$55,975	$64,587

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing environmental condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

Other Subsidiary Agreement terms unchanged by the amended and restated Subsidiary Agreement (“ARSA”) include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2018 a total of $37,000 in such royalties had been paid. Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the indemnification of pre-existing conditions and the right to bring any mine into production on the former UKHM mineral rights. The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

The ARSA can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Government’s election should ERDC be declared in default under the ARSA.

(b)	Mining Operations on care and maintenance

The Corporation’s historical mining operations reflected production from one mine, Bellekeno, a primary silver mine with lead, zinc and gold by-products. During the second quarter of 2013, both the Lucky Queen and Onek properties were reclassified from exploration and evaluation assets to mining operations assets as a result of the receipt of remaining operating permits, though neither property has as yet been placed into production.

From September 2013, Bellekeno mining operations have been suspended in light of a low silver price environment.

Keno Hill Royalty Encumbrances

As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation’s non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% all of which are incorporated under the Option Agreement with Banyan. A limited number of the Corporation’s non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Embedded Derivative Asset and Silver Stream

	December 31 2018	December 31 2017 (restated – note 6)

Embedded derivative asset – Beginning of year	$6,600	$-

Embedded derivative asset - Addition	-	6,600

Fair value adjustment	3,071	-

Embedded derivative asset – End of year	$9,671	$6,600

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA (the “Amended SPA, such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton will be determined based on the monthly average silver head grade at the mill and the monthly average silver spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 grams per tonne (“g/t”) silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which is reset to December 31, 2020. If the completion test is not satisfied by December 31, 2020, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2020. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was notionally reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IFRS 9, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and is to be re-measured at fair value on a recurring basis at each period end with changes in value being recorded within the Statement of Loss.

As at December 31, 2018, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and monthly silver price. The model currently relies upon inputs from the preliminary economic assessment (the “PEA”), such as payable ounces delivered and head grade, but will be updated in the future as a result of updated studies, mine plans and actual production. The valuation model for the embedded derivative has been updated to utilize a probability-based dynamic pricing structure as opposed to a static pricing structure. As such, the discount rate used and silver price assumptions are updated quarterly based on the risk-free yield curve and silver price forward curve at quarter end.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	Accounts payable and accrued liabilities

	December 31 2018	December 31 2017
Trade payables	$3,567	$1,468
Accrued liabilities and other	3,643	2,133

	$7,210	$3,601

17.	Credit Facility

On February 23, 2018 the Corporation entered into a definitive credit agreement with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) to provide a US$15,000,000 credit facility (the “Credit Facility”). The Credit Facility has the following key terms:

•	Term of 3 years, Maturity Date – February 23, 2021

•	Interest rate on funds drawn down: the greater of

o	7% plus US Dollar 3 month LIBOR and

o	8% per annum, payable monthly

•	Repayable in quarterly installments from October 31, 2019 through to the Maturity Date

•	Upon draw down of funds a 3% draw down fee is charged

•	1,000,000 share purchase warrants were issued to Sprott with a five-year term, an exercise price of $2.25 per share and a right by the Corporation to accelerate the expiry date to 30 days following the closing price of the shares exceeding $5.63 for more than 20 consecutive trading days

•	Repayable in whole or in part, without penalty, provided not less than twelve (12) months of interest has been paid on any outstanding amount

•	On February 14, 2019 the Corporation extended the availability period of draw down to August 23, 2019 from February 23, 2019 by issuing to Sprott 171,480 Alexco common shares.

As of December 31, 2018, no amounts have been drawn down on the Credit Facility.

18.	Decommissioning and Rehabilitation Provision

	December 31 2018	December 31 2017

Balance – beginning of year	$5,055	$4,955

Increase due to re-estimation	163	37
Accretion expense, included in finance costs	68	63

Balance – end of year	$5,286	$5,055

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Bermingham, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,561,000 (2017 – $6,187,000), with the expenditures expected to be incurred substantially over the course of the next 20 years. In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2018, the Corporation has used a risk-free discount rate of 2.08% (2017 – 2.11%) and an inflation rate of 2.0% (2017 – 2.0%) resulting in a discounted amount of $5,204,000 (2017 – $5,055,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

19.	Capital and Reserves

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the year ended December 31, 2018:

1.	On June 13, 2018, the Corporation completed a bought deal public offering and issued 4,703,000 flow-through common shares at a blended price of $1.92 per share for aggregate gross proceeds of $9,041,150. The Corporation incurred share issuance costs of $989,000.
2.	281,666 stock options were exercised for proceeds of $217,000.
3.	1,167,351 warrants were exercised for proceeds of $2,027,000.
4.	318,036 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).
5.	10,000 common shares were issued from treasury in accordance with an option agreement.
6.	237,999 common shares were issued from treasury as consideration for the acquisition of Contango.

On September 21, 2018 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following September 21, 2018.

Warrants

The changes in warrants outstanding are summarized as follows:

Expiry Date	Exercise Price	Balance at December 31, 2017	Issued	Exercised	Expired	Balance at December 31, 2018
May 17, 2018	$1.75	4,868,620	-	(1,106,451)	(3,762,169)	-
May 17, 2018	$1.49	60,900	-	(60,900)	-	-
May 30, 2019	$2.15	126,174	-	-	-	126,174
Feb 23, 2023	$2.25	-	1,000,000	-	-	1,000,000

		5,055,694	1,000,000	(1,167,351)	(3,762,169)	1,126,174

On February 23, 2018 1,000,000 warrants were issued as a fee for the Credit Facility with Sprott (Note 17). The warrants were capitalized as a pre-payment for services, and are being amortized over the availability period of the facility to which it relates. The fair value of the warrants at the date of issuance was estimated using the Black-Scholes option pricing model, assuming a risk-free rate of 1.94% per annum, an expected life of options of 5 years, an expected volatility of 73% based on historical volatility, and no expected dividends.

Equity Incentive Plan

Under the Corporations equity incentive plan (the “Equity Incentive Plan”), the aggregate number of common shares issuable on the exercise of stock options or issuance of RSUs cannot exceed 10% of the number of common shares issued and outstanding. As at December 31, 2018, a total of 7,738,833 stock options and 273,989 RSUs were outstanding under the New Plan and a total of 2,787,068 remain available for future grants.

Incentive Stock Options

Generally stock options under the Equity Incentive Plan have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2017	$2.06	6,546,666	$6,258

Stock options granted	$2.07	2,524,000	-
Share-based compensation expense	-	-	2,480
Options exercised	$0.77	(281,666)	(106)
Options forfeited or expired	$5.39	(1,050,167)	(3,163)

Balance – December 31, 2018	$1.66	7,738,833	$5,469

Balance – December 31, 2016	$2.48	6,175,995	$6,996

Stock options granted	$2.31	1,645,500	-
Share-based compensation expense	-	-	2,204
Options exercised	$1.28	(126,332)	(78)
Options forfeited or expired	$4.78	(1,148,497)	(2,864)

Balance – December 31, 2017	$2.06	6,546,666	$6,258

During the year ended December 31, 2018, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free rate ranging from 2.01% to 2.16% (2017 – 1.02%) per annum, an expected life of options of 4 years (2017 – 4 years), an expected volatility average of 73% based on historical volatility (2017 – 73%), an expected forfeiture rate average of 2% (2017 – 4%) and no expected dividends (2017 – nil).

Incentive share options outstanding and exercisable at December 31, 2018 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	0.96	$0.60	35,000	$0.60
$0.60	989,333	1.12	$0.60	989,333	$0.60
$0.84	1,422,500	2.12	$0.84	1,422,500	$0.84
$1.73	600,000	2.44	$1.73	600,000	$1.73
$1.75	42,000	3.63	$1.75	42,000	$1.75
$1.78	150,000	2.49	$1.78	150,000	$1.78
$1.93	60,000	4.36	$1.93	30,000	$1.93
$1.94	475,000	0.12	$1.94	475,000	$1.94
$2.07	1,834,000	4.08	$2.07	917,000	$2.07
$2.07	587,000	4.08	$2.07	-	$2.07
$2.32	1,544,000	3.09	$2.32	1,544,000	$2.32

	7,738,833	2.73	$1.66	6,204,833	$1.55

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2018 was $1.96 (2017 – $2.26).

During the year ended December 31, 2018, the Corporation recorded total share-based compensation expense of $2,480,000 (2017 – $2,204,000), which related to incentive share options, of which $368,000 (2017 – $369,000) was recorded to mineral properties and $2,112,000 (2017 – $1,835,000) has been charged to income.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Subsequent to December 31, 2018, a further 2,029,000 incentive stock options have been granted with an exercise price of $1.27, 70,000 stock options were exercised, 475,000 stock options expired unexercised and nil stock options were forfeited.

Restricted Share Units

Generally RSUs vest one-third upon issuance and one third on each of the first and second anniversary dates of the issuance date. As at December 31, 2018, a total of 273,989 RSUs were outstanding.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2017	398,325	$401

RSUs granted	193,700	-
Share-based compensation expense recognized	-	467
RSUs vested	(318,036)	(497)

Balance – December 31, 2018	273,989	$371

Balance – December 31, 2016	452,950	$220

RSUs granted	235,000	-
Share-based compensation expense recognized	-	524
RSUs vested	(289,625)	(343)

Balance – December 31, 2017	398,325	$401

During the year ended December 31, 2018 the Corporation granted a total of 193,700 RSUs (2017 – 235,000) with a total grant-date fair value determined to be $399,000 (2017 - $545,000). Included in general and administrative expenses for the year ended December 31, 2018 is share-based compensation expense of $467,000 (2017 –$524,000) related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the year ended December 31, 2018 was $1.72 (2017 - $2.31).

Subsequent to December 31, 2018, a total of 625,000 RSUs were granted and 386,655 RSUs vested.

20.	Revenue from Environmental Services

The Corporation recorded environmental services revenue for the years ending December 31, 2018 and 2017 as follows:

Environmental Services	2018	2017
Environmental services revenue
Fee for service	$15,007	$9,882
Fixed price agreements	4,873	850

	$19,880	$10,732

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

21.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the years ending December 31, 2018 and 2017 as follows:

Corporate	2018	2017
General and administrative expenses
Depreciation	$94	$89
Amortization of intangible assets	11	13
Business development and investor relations	451	567
Office, operating and non-operating overheads	788	682
Professional	832	433
Regulatory	184	309
Restructuring costs	92	1,353
Salaries and contractors	2,262	2,112
Share-based compensation	2,544	2,305
Travel	240	301

	$7,498	$8,164

Environmental Services	2018	2017
General and administrative expenses
Depreciation	$126	$19
Amortization of intangible assets	39	59
Business development	370	164
Office, operating and non-operating overheads	1,262	756
Professional	142	29
Salaries and contractors	2,556	1,657
Travel	177	94

	$4,672	2,778

Total General and Administrative Expenses	$12,170	$10,942

22.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the years ended December 31, 2018 and 2017 as follows:

	2018	2017 (restated–note 6)

Mine site care and maintenance
Depreciation	$1,292	$1,531
Salaries and contractors[1]	913	357
Materials and equipment[1]	346	-
Other expenses[1]	52	-

	$2,603	$1,888

1. Included in mine site care and maintenance costs are refurbishment and mill maintance costs.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

23.	Other Income and expenses

The Corporation recorded other income and expenses for the years ended December 31, 2018 and 2017 as follows:

	2018	2017

Credit Facility fee – warrants	$(930)	$-
Interest income	241	188
Foreign exchange gain (loss)	(15)	964
Other income (expenses)	(68)	(4)

	$(772)	$1,148

24.	Income Tax Expense

The major components of income tax expense for the years ended December 31, 2018 and 2017 are as follows:

(a)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2018	2017

Accounting loss before taxes	$(6,994)	$(6,341)
Federal and provincial income tax rate of 27% (2017 – 26%)	(1,888)	(1,648)

Non-deductible permanent differences	1,064	495
Differences in foreign exchange rates	-	-
Effect of difference in tax rates	2	2,488
Change in deferred tax asset not recognized	1,100	(1,075)
Flow-through share renunciation	1,656	1,040
Change in estimate	(427)	(72)
Other	-	244
	1,507	1,472

Income tax provision	$1,507	$1,472

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)	The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Mineral Property Interest	Inventory	Property, Plant and Equipment	Other	Total

December 31, 2016 (restated Note 6)	$(1,483)	$(126)	$(1,505)	$(3,415)	$(6,529)
(Charged) credit to the income statement	(1,390)	13	41	41	(1,295)
Charged to OCI	-	-	-	-	-

December 31, 2017	$(2,873)	$(113)	$(1,464)	$(3,374)	$(7,824)
(Charged) credited to the income statement	(5,046)	-	(598)	(2,930)	(8,554)
Charged to OCI	-	-	-	20	20

December 31, 2018	$(7,919)	$(113)	$(2,062)	$(6,284)	$(16,378)

Deferred tax assets	Mineral Property Interest	Loss Carry Forward	Property, Plant and Equipment	Decommissioning and Rehabilitation Provision	Other	Total

December 31, 2016	$770	$4,281	$143	$1,485	$799	$7,478
Credited (charged) to the income statement	69	(13)	(66)	(121)	(775)	(906)
Charged to OCI	-	-	-	-	637	637

December 31, 2017	$839	$4,268	$77	$1,364	$661	$7,209
Credited (charged) to the income statement	3,632	2,997	(5)	63	(612)	(6,075)

December 31, 2018	$4,471	$7,265	$72	$1,427	$49	$13,284

Net deferred tax liabilities

December 31, 2017 (restated Note 6)	$(614)
Charged to the income statement	(2,504)
Charged to OCI	20
December 31, 2018	$(3,098)

(c)	At December 31, 2018, the Corporation has unrecognized tax attributes, noted below, that are available to offset future taxable income. The Corporation has not recognized the deferred tax asset on these temporary differences because they relate to entities within the group that have a history of losses and there is not yet adequately convincing evidence that these entities will generate sufficient future taxable income to enable offset.

Tax loss carry forwards	$40,650
Mineral property interest	11,150
Other	8,587
$60,387

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2018, the Corporation has available non-capital losses for income tax purposes in Canada which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

Total

2033	$1,952
2034	9,351
2035	6,685
2036	6,643
2037	8,302
2038	7,717
$40,650

25.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	December 31 2018	December 31 2017

Fair value through profit or loss
Warrants	Level 2	$24	$1,082
Embedded derivative - Wheaton agreement	Level 3	$9,671	$6,600

Fair value through other comprehensive loss
Investment in marketable securities	Level 1	$736	$673
		$10,431	$8,355

During the year ended December 31, 2018, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.85% (2017 – 1.66%) per annum, an expected life of options of 0.62 to 1.98 years (2017 – 0.17 to 2.98 years), an expected volatility of 72% to 93% (2017 – 84%) based on historical volatility and no expected dividends (2017 – nil).

During the year ended December 31, 2018, the fair value of the embedded derivative related to the Wheaton agreement was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $3,071,000 (2017 – nil). The model currently relies upon inputs from the preliminary economic assessment dated March 29, 2017, and considers payable ounces delivered and head grade. The model is updated quarterly for the discount rate used and silver price assumptions based on the risk-free yield curve and silver price forward curve at quarter end.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (currency risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in Note 6.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, if commercial production recommences at the Keno Hill Silver District, the Corporation’s exposure to US dollar currency risk significantly increases as sales of concentrate and the settlement of the Wheaton streaming payments will be effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31 2018	December 31 2017

Cash and cash equivalents	$1,374	$1,336
Accounts and other receivable	917	510
Accounts payable and accrued liabilities	(649)	(298)
Net exposure	$1,642	$1,548

Based on the above net exposure at December 31, 2018, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $164,000 decrease or increase respectively in both net and comprehensive loss (2017 – $158,000). The Corporation has not employed any currency hedging programs during the current period.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31	December 31
	2018	2017

Trade receivables
Currently due	$5,228	$1,035
Past due by 90 days or less, not impaired	1,375	940
Past due by greater than 90 days, not impaired	86	13
	6,689	1,988

Cash	3,629	6,019
Demand deposits	4,947	11,887
Term deposits	2,725	7,092

	$17,990	$26,986

Substantially all of the Corporation’s cash, cash equivalents and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. Receivables that are past due by greater than 90 days have been subsequently collected.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 26. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31	December 31
	2018	2017

Accounts payable and accrued liabilities with contractual maturities
Within 90 days or less	$7,210	$3,601
In later than 90 days, not later than one year	-	-

	$7,210	$3,601

26.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2018 remains fundamentally unchanged from the year ended December 31, 2017.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

27.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the year ended December 31, 2018 and 2017 is summarized as follows:

	2018	2017

Operating Cash Flows Arising From Interest and Taxes
Interest received	$129	$221

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$368	$369
Capitalization of depreciation to mineral properties	$375	$265
Capitalization of re-estimation of decommissioning and rehabilitation provision	$163	$37
Issuance of shares related to acquistion of subsidiary	$416	$-
Increase in non-cash working capital related to:
Mining operations properties	$6	$(23)
Exploration and evaluation properties	$305	$(1,130)

28.	Segmented Information

The Corporation had two operating segments during the years ended December 31, 2018 and 2017, being firstly mining operations, including care and maintenance of the formerly operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well as exploration, underground development and evaluation activities; and secondly environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed by the chief operating decision maker with respect to resource allocation and for which discrete financial information is available. The chief operating decision maker for the Corporation is the Chief Executive Officer. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the year ended December 31, 2018 and 2017 is summarized as follows:

As at and for year ended December 31, 2018	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$13,105	$-	$-	$13,105
Non-Canadian	6,775	-	-	6,775
Total revenues as reported	19,880	-	-	19,880

Cost of sales	13,828	-	-	13,828
Depreciation and amortization	165	1,292	105	1,562
Share-based compensation	-	-	2,544	2,544
Other G&A expenses	4,507	86	5,701	10,294
Mine site care and maintenance	-	1,311	-	1,311
Foreign exchange (gain) loss	35	9	(29)	15
Loss on investments		113	459	572
Gain on derivative asset	-	(3,071)	-	(3,071)
Other (income) loss	(8)	68	(241)	(181)

Segment income (loss) before taxes	$1,353	$192	$(8,539)	$(6,994	)(i)

Total assets	$11,462	$113,341	$8,215	$133,018
Total liabilities	$4,116	$10,284	$1,988	$16,388

As at and for year ended December 31, 2017 (restated – Note 6)	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$5,881	$-	$-	$5,881
Non-Canadian	4,851	-	-	4,851
Total revenues as reported	10,732	-	-	10,732

Cost of sales	6,732	-	-	6,732
Depreciation and amortization	79	1,531	101	1,711
Share-based compensation	-	-	2,305	2,305
Other G&A expenses	2,700	-	4,404	7,104
Mine site care and maintenance	-	357	-	357
Restructuring costs	-	-	1,353	1,353
Foreign exchange loss	(1,080)	(4)	120	(964)
Gain on investments	-	-	(1,341)	(1,341)
Other loss (income)	250	(247)	(187)	(184)

Segment income (loss) before taxes	$2,051	$(1,637)	$(6,755)	$(6,341	)(i)

Total assets	$6,198	$98,303	$17,823	$122,324
Total liabilities	$1,642	$6,762	$1,464	$9,868

(i)	Represents consolidated loss before taxes.

For the year ended December 31, 2018, revenue from three customers of the Corporation’s Environmental Services segment represents approximately $12,580,000 of the Corporation’s consolidated revenue.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

29.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the years ended December 31, 2018 and 2017 was as follows:

(a)	Key Management Personnel Compensation

	2018	2017

Salaries and other short-term benefits	$2,130	$2,246
Share-based compensation	2,513	2,072
	$4,643	$4,318

Key management includes the Corporation’s Board of Directors and members of senior management.

30.	Commitments

As at December 31, 2018, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2019	$391
2020	283
2021	210
2022	210
2023	190
Thereafter	156

$1,440

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $360,000.

(c)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $3,170,000 by December 31, 2019.